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                                        ILLINOIS POWER COMPANY
                            STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO
                                             FIXED CHARGES
                                          (Thousands of Dollars)

                           Year Ended December 31,              Supplemental**
----------------------------------------------------------------------------------------------------------------
                                             1992       1993       1993          1994       1995         1996
Earnings Available for Fixed Charges:
Net Income (Loss)                         $122,088    ($56,038)  ($56,038)      $180,242   $182,713     $228,618
 Add:
  Income Taxes:
   Current                                  22,930      25,260     25,260         58,354     98,578      163,873
   Deferred-Net                             63,739      82,057     82,057         71,177     34,137      (16,028)
 Allocated income taxes                     (6,632)    (12,599)   (12,599)        (8,285)    (8,417)      (2,642)
 Investment tax credit-deferred               (519)       (782)      (782)       (11,331)    (6,894)      (7,278)
 Income tax effect of disallowed costs           -     (70,638)   (70,638)             -          -            -
 Interest on long-term debt                160,795     154,110    154,110        135,115    125,581      118,438
 Amortization of debt expense and
  premium-net, and other interest charges   12,195      17,007     17,007         15,826     29,558       22,325
 One-third of all rentals (Estimated to
  be representative of the interest
  component)                                 5,117       5,992      5,992          5,847      5,221        4,346
 Interest on in-core fuel                    8,278       6,174      6,174          7,185      6,716        4,757
 Disallowed Clinton plant costs                  -           -    270,956              -          -            -
                                           --------    --------   --------       --------   --------    ---------
Earnings (loss) available for fixed
 charges                                  $387,991    $150,543   $421,499       $454,130   $467,193     $516,409
                                          ==========  ========== ==========     ========== ==========   ==========

Fixed charges:
 Interest on long-term debt                160,795     154,110    154,110        135,115    125,581      118,438
 Amortization of debt expense and
  premium-net, and other interest charges   25,785      27,619     27,619         25,381     38,147       28,957
 One-third of all rentals (Estimated to
  be representative of the interest
  component)                                 5,117       5,992      5,992          5,847      5,221        4,346
                                          ----------   --------   ---------     ---------  ---------    ---------
Total Fixed Charges                       $191,697    $187,721   $187,721       $166,343   $168,949     $151,741
                                          ==========  =========  ==========     =========  =========    =========
Ratio of earnings to fixed charges            2.02        0.81*      2.25           2.73       2.77         3.40
                                          ==========  =========   =========     =========  =========    =========

* Earnings are inadequate to cover fixed charges. Additional earnings (thousands) of $37,178 for 1993, are required to attain a one-to-one ratio of Earnings to Fixed Charges.

** Supplemental ratio of earnings to fixed charges presented to exclude nonrecurring item - Disallowed Clinton plant costs.

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